SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO/A
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
US AIRWAYS GROUP, INC.
(Name of Subject Company (Issuer))
US AIRWAYS GROUP, INC.
(Name of Filing Person (Issuer))
7% Senior Convertible Notes due 2020
(Title of Class of Securities)
90341W AA6 and 90341W AB4
(CUSIP Numbers of Class of Securities)

Derek J. Kerr	with copy to:
Executive Vice President and Chief Financial Officer	Anthony J. Richmond
US Airways Group, Inc.,	Gregory P. Rodgers
111 West Rio Salado Parkway,	Latham & Watkins LLP
Tempe, Arizona 85281	140 Scott Drive
(480) 693-0800	Menlo Park, CA 94025
(Name, address and telephone number of person	(650) 328-4600
authorized to receive notices and communications
on behalf of filing person)
CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$73,555,000	$5,244.47

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 7% Senior Convertible Notes due 2020 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of September 1, 2010 there was $73,555,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $73,555,000.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities Exchange Commission by US Airways Group, Inc., a Delaware corporation (the “Company”), with respect to the right of each holder (the “Holder”) of the Company’s 7% Senior Convertible Notes due 2020 (the “Securities”) to sell, and the obligation of the Company to purchase the Securities, as set forth in the Company’s Put Right Purchase Offer to Holders of the Securities, dated September 1, 2010 (the “Put Right Purchase Offer”), and the related notice materials filed as exhibits to this Schedule TO (which Put Right Purchase Offer and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).
     This Amendment No. 1 is the final amendment to the Schedule TO. The Schedule TO, as amended and supplemented by this Amendment No. 1, is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.
     The Put Option expired at midnight, New York City time, on Wednesday, September 29, 2010 (the “Expiration Date”). On September 30, 2010, the Company accepted for purchase all outstanding Securities that were validly tendered and not withdrawn as of the Expiration Date. Based on final information provided to the Company by U.S. Bank National Association, the trustee and paying agent (the “Paying Agent”), $68,745,000 aggregate principal amount of the Securities, representing approximately 93% of the aggregate principal amount of the outstanding Securities prior to the Put Option, were validly tendered and accepted for purchase in the Put Option, at a price of $1,000 per $1,000 principal amount of the Securities. The aggregate consideration for the accepted Securities of $68,745,000 was delivered promptly to the tendering holders by the Paying Agent. After giving effect to the purchase of the tendered Securities, $4,810,000 principal amount of the Securities remains outstanding.
Items 1 through 11.
          Not applicable.
Item 12. Exhibits.
(a)(1)(A)* Put Right Purchase Offer to Holders of 7% Senior Convertible Notes due 2020, dated September 1, 2010.
(a)(5)* Press release issued by the Company on September 1, 2010.
(b) Not applicable.
(d)(1)* Indenture, dated as of September 30, 2005, between the Company, as issuer, US Airways, Inc. and America West Airlines, Inc., as guarantors, and U.S. Bank National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2005.
(g) Not applicable.
(h) Not applicable.

*	Previously filed with Schedule TO.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

US AIRWAYS GROUP, INC.

By: Name:	/s/ Derek J. Kerr Derek J. Kerr
Title:	Executive Vice President and Chief Financial Officer

Dated:	September 30, 2010

EXHIBIT INDEX

(a)(1)(A)*	Put Right Purchase Offer to Holders of 7% Senior Convertible Notes due 2020, dated September 1, 2010.

(a)(5)*	Press release issued by the Company on September 1, 2010.

(b)	Not applicable.

(d)(1)*	Indenture, dated as of September 30, 2005, between the Company, as issuer, US Airways, Inc. and America West Airlines, Inc., as Guarantors, and U.S. Bank National Association, as Trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2005.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO.